Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: May 28, 2021

Wejo

Transcript: Wejo Investor Presentation (based on pre-recordings)

Date: May 26-27 2021

[00:00:05] Jeffrey Warshaw

Thank you for joining. Out of all the companies that we've looked at, we think Wejo has the best opportunity for our investors and pipe investors to make multiples on their capital. I couldn't be more proud to introduce you to our partners at Wejo. You'll hear from Wejo’s visionary founder and CEO Richard Barlow, CFO John Maxwell and Sarah Larner, Head of Sales and Partnerships. You will also hear from Sam Hendel, a Virtuoso board member and importantly for this process, a co-founder of Dataminr, which just completed a raise at 4.1 billion dollar post money valuation. Sam's experience with Dataminr is highly relevant to Wejo’s opportunity. Existing shareholders are standing beside us and rolling a hundred percent of their equity. The transaction is being funded with 230 million in VOSO cash and trust and 100 million dollar PIPE we're raising. This transaction fully funds the business plan that the team will walk you through. Wejo is just a terrific fit with Virtuoso strategy. We have great chemistry, kind of love at first sight, and really relevant and complementary expertize. Without further ado, let me turn it over to our main man, Sam Hendel.

[00:01:12] Sam Hendel

Thank you, Jeff. And again, we're extremely excited to be merging with Wejo, the leading platform for connected vehicle data. In the Virtuoso subprocess to find a great company for our SPAC, you were introduced to Richard and his team by a Dataminr investor who saw the connectivity between Wejo and my background. And for me, the opportunity to own this rich and proprietary data set and monetize is so compelling because I've seen this play out before with my experience with Dataminr. To give some context, at Dataminr we became the leader of real time AI for event and risk detection by embedding ourselves as the neutral party to taking data starting with a Twitter fire hose and now over a 100 thousand data sets. And in doing so created extremely high barriers to entry and then monetized across multiple verticals with massive tamps. And Wejo has the same opportunity set with connected vehicle data. I feel so fortunate to have found a visionary leader in Richard, who had the foresight to see connected vehicle data as an opportunity before it even existed when he started Wejo in 2014. And he's built up a world class data science team and stack and has brought Wejo to the pole position to own this data set with deep and proprietary relationships with OEMs and to monetize across multiple verticals. And with that, I'll turn it over to Wejo’s founder and CEO Richard Barlow.

[00:02:36] Richard Barlow

Thank you, Sam. And thank you all for joining me today. In terms of my own background, I previously founded a super profitable super cashemitive data monetization business in the UK FinTech space, and I'm taking a lot of those learnings to build Wejo. I set up and founded Wejo in 2014 to be a connected vehicle data platform. Over the last seven years, we built incredible relationships with OEMs. But before I go any further, let me just quickly explain to you about how we work with OEMs. So OEMs, or most manufacturers, are installing what we call TCUs or modems in the architecture of the car. So these devices are embedded in the car or in the bike or in the truck. We work with OEMs to take direct raw data feeds from vehicles straight into our cloud or cloud to cloud. And we receive the data in near real time. So in real time and unique to Wejo, as market leader, we process what we receive and process 14 billion data points a day. At peak, we receive over 400000 data points per second. Massively market leading, massively ahead of our competition. And how that translates to a real world statistic is that we see seven percent of vehicles on the road in New York. We see six percent of vehicles on the roads in California, we've got critical mass of data directly fed from vehicles, cars, trucks and bikes. And we take that live real time data, not through brokers, not through aftermarket devices but directly from vehicles, we take the data directly into our cloud and we build compelling propositions for multiple marketplaces, hundreds of marketplaces. The opportunity is at the moment 11 percent of the global car park, which is over a 100 million vehicles, has this ability to be connected right now. By 2030 over 44 percent or 600 million vehicles will have that connectivity. In fact, we're seeing OEMs who are already forecasting just up to 2030, how they'll be presenting tens of millions of vehicles live on platform. So today we process live data from over 10 million vehicles every day out of the supply base of 50 million vehicles.

And we do that for two reasons. We provide data monetization opportunities with a very clear lens of data. So it's good for the driver, good for the consumer, good for the recipient's data, and good for the area. But beyond that, we share with OEMs that we can be trusted with their raw data and we're becoming the market leading SaaS solution as well, where we're taking data in from OEM, and you'll see later on, we're building compelling SaaS outputs, compelling SaaS platforms where OEMs are using this to build amazing propositions for consumers. And ultimately, what OEMs want to do is they want safer roads, less congestion, reduced emissions. We're enabling OEMs to do that by taking their live raw data and providing compelling insights back in near real time. Ultimately, we are just positioned to not only standardize this industry, but become the communication data stack of choice for all connected vehicle data. Thank you for joining me.

[00:05:56] Richard Barlow

So in terms of a few key statistics, we are the only leading connected vehicle data, we have over 10.7 million light vehicles on platform out of a supply base of 50 million market leading. We own a truly proprietary data set and we translate every data point that hits our platform and we standardize the data, Wejo is becoming the standard in industry. We have active agreements with over 17 OEMs and Tier 1 partners, again, market leading. We are backed by both GM and Hella, well-respected OEM and Tier 1 partners. But it has not stopped us from working with a broad array of OEMs and Tier 1s, and as I mentioned just before, we have over 17 OEM and Tier 1 partners. We've got an incredible robust technology stack built over the last seven years. We've got a huge number of marketplaces, and critically with our marketplaces, we have something called preferred partner status with OEMs where we have a near exclusivity per marketplace from OEMs, even the world's largest mapping providers cannot buy mapping data directly from our OEM clients in the US, they have to buy through Wejo’s platform. We've got a service addressable market of 61 billion dollars, which you will learn about more. And we're forecasting 1.39 billion dollars gross sales by 2025. And finally, we've got a SaaS product and addressable market strength that underpins our revenue and EBITDA growth.

[00:07:24] Richard Barlow

So in terms of a bit more data behind the scenes, we've now processed over 9.1 trillion data points in real time - market leading. We have over 200 marketplaces and critically, the vast majority of our marketplaces have this legal definition “preferred partner status with OEM” so that mapping providers, parking providers, EV providers cannot buy data or procure data directly from OEMS and have to buy through Wejo’s platform. Wejo has a team of over 175 people, and every Wejo member, when they join us, joins an equity pool and every member of Wejo is equity incentivized, which is incredibly important to me and the culture I've built up at Wejo. We have 274 partner agreements in place. We are live on four continents from the West Coast to all over the US, to Europe and to APAC. We have 24 patents pending, one granted and we got over 4 million social media followers where we're educating consumer drivers on the compelling reasons why and how connected vehicle data adds value and is data for good.

[00:08:38] Richard Barlow

So what is the market opportunity? There is a lot of research out there that validates the connected vehicle data market. The sizes vary from north of 500 billion. However, our service addressable market is 61 billion. We're focusing on the super profitable area of cloud and pure data. So we're not counting merchant payments. We're not counting premiums in other marketplaces. We're focusing on the highly profitable area of data transfer, which is my background, the management's background and Virtuosos’ background as well. And how we intend to deliver a percentage of that service addressable market is on two sides to this equation of being an exchange. So we look at our map here, you'll recall, as I said before, we had over 10.7 million vehicles live on platform today with a supply base of over 50 million market leading. Well, this year we need to scale from 10.7 million vehicles live on platform to 14 million. How do we know we're going to get there? Well, we have visibility from OEMs who've already forecast the vehicles they will activate. These vehicles are already sold. They're already being driven. The consensus is already established. There is no semiconductor risk. We have what we OEM with a schedule of adding a further 1.5 million vehicles in Europe in 2021. We have another OEM that has a schedule of increasing the live vehicles from half a million vehicles to two million vehicles in the next year. We have clear visibility of how we're going to deliver our live vehicles on platform this year. We actually have clear visibility in the medium term as well. And you'll hear more from John, Wejo’s CFO later on about how we have that visibility. So we have clear visibility of our live vehicles with this preferred partner status in place from live real time data from platform. So we've addressed the demand of data coming in where we don't have a risk of being reliant on data brokers. We don't have a risk of buying through data aggregators as well as a data quality concern. We receive live raw data from vehicles themselves with consent from consumers already established. You've heard from the previous slide that we've now established, we have this live amount of data coming in from multiple OEMs in multiple territories, from up to 150 sensors live from vehicles up to 150 data points, from 14 billion data points a day. And critically, we have a single preferred partner status in place for OEMs, where we have degrees of exclusivity. So unless the OEM has a pre-existing relationship in place with a provider, any new buyer of data it needs to find marketplaces which are called fields of use as a catch-all, have to buy through Wejo’s platform. No mapping company in the U.S. can buy mapping data from any of our OEMs, they have to buy through Wejo’s platform. And that's critical to our protection and is how we've secured over 14 million dollars’ worth of contracts to date and how we put a sales pipeline of a further 35 million dollars. This is just the start. We're now going to into new markets such as advertising, where we have trend data of radio stations to listen to, trend data of location by billboard, hugely valuable in multiple markets and an anonymized market. But going beyond that, we're now going to personal information markets where subjects to the consent of the driver giving consent to both the OEM and the data recipient, the buyer of data, we enable live handover of data that is with the consent of the driver giving consent. And you'll learn more about that later. So we have great visibility from the OEMs about the scale of vehicles coming on platform. We have great visibility contractually of the marketplace we are building, and we have these degrees of exclusivity, preferred status, and that's meant we were able to build a great demand for future buyers. And these are just some examples of some of the contracts we're negotiating right now.

[00:12:44] Richard Barlow

So why is Wejo so strongly positioned in such a competitive landscape? Well, we have incredible OEM relationships. No one else can claim to process 14 billion data points in live real time directly from vehicles with direct OEM relationships. We have no risk of buying through data brokers. We're not buying aftermarket data. We're not buying mobile data. We have direct data feeds. And that's because we've got incredible OEM relationships. And because of that, we can truly show a proprietary data set where we're standardizing the OEMs own data. We have OEMs in Europe and in the US where they have three different standards that we're standardizing. We standardize up to 414 thousand data points a second. We're running up to 2000 routines per data point. Think of the technology. Think of the patent pending technology that we are using to enable that to happen, to build on what we call a common data model. We've got a great breadth of products. OEMs are demanding more and more from us. They want to use us as a platform to redistribute data internally to their own businesses. They're using us to visualize their data. They're using us to drive insights to vehicles, now, today. We've got a maturing revenue model. We have up to 10 times more gross sales and some of our other competitors we're showing where leaders in this market, we show we've got incredible relationships in place with OEMs. And some security certification, we're already ISO 27001. We're going through 27005 at the moment. We've got cyber essentials. We've got various certification. And how that translates to the OEMs that we provide a regulatory wrapper where OEMs are asking us to take over the running of the function of that data. We've got great richness of data analytics, we're proving that by building great propositions that are live now for OEM's, which goes into the broader sort of SaaS solution opportunity we have.

[00:14:45] Richard Barlow

So why does Wejo lead? So why is Wejo the leader in the connected vehicle data market? Well you'll see on the slide here that we try to summarize Wejo on a page. So on this slide you'll see eight groups of sensors, which is on the left. So we have over 150 sensors and we've grouped them into eight. We've already discussed location. And it's why we see live vehicles on six percent of roads in California, seven percent in New York, and 20 percent in Detroit. But actually it is beyond location. It's super high quality, super high resolution, which is much better than aftermarket devices, much better than, say, mobile, so we typically have a three meter accuracy of location data. So we can pinpoint vehicles in parking lots, we can pinpoint vehicles in lanes. We’ve machine learned every lane of every highway in America and in real time can identify lane performance changes, whether caused by a collision congestion or temporary construction work. Just a few examples. So being able to share those insights back with the Department of Transport to improve signage for drivers to avoid changes of lanes ahead is hugely valuable and why we're working with state government agencies. But it's trend data and I'll talk more about the difference between trend data and anonymized data and also PII or Personal Information data we receive. So we don't just get live location data, we also get what we call dynamic data. That can include steering wheel movement, that can include suspension changes, and as announced in terms of those attributes, you'll hear from Sara later on about how we are using those attributes to help us machine learn parking lot behavior. So rather than, for example, what some of our competition do is that they will use a geo-fence and they'll use a geo-fence to identify vehicle changes in a particular sort of square. We thought a better way was to recognize that actually roads change, lanes change, parking lots change, curbside behavior changes. Curbside is dynamic. You can't pre understand parking behavior. So we built machine learning attributes so we can identify how vehicles are being treated, the dynamics of the vehicle to be able to then understand that this is a parking lot or is curbside availability. And what you'll see later on is how we've been able to take steering wheel movement suspension change to be able to identify if that's a parking lot and how we've then built a 3-D visualization for an OEM who's using that as a platform internally and how they're going to use those insights to help other drivers in the area identify free parking availability. And that's the benefit of having access to 150 sensors in vehicles and to be receiving uniquely all this data in real time and a benefit of processing 9.1 trillion data points to date to help our machine learning and the benefit of processing 14 billion data points today, or up to 400,000 per second. We also get vehicle status and power train, we know engine temperature, we know battery temperature. We've got a rich array of data. Going to the environment, we have over 150 thousand vehicles, where we get live weather data. Imagine being able to overlay ABS data. So knowing that a tire is skidding alongside temperature outside, alongside location, we can identify black ice or road hazards in real time in the lane and help the DOT change the signage. That's the power of having real time data which is unique to Wejo’s proposition.

[00:18:25] Richard Barlow

Beyond that, we also have diagnostic data and we even have carbon data and camera data, so we have a rich array of data in vehicles. So we get these 14 billion data points a day, scaling every day with more and more vehicles going live on platform going from 10.7 million now to 14 million by the end of this year. And we standardize that data. Because there is no standard industry, Wejo is becoming the standard. Wejo is helping OEMs translate their own data. We have OEMs in Europe and the US where they have three standards in-house. We're helping convert those into one standard. And we do all that to generate insights such as machine learning and having outcomes of lane behavior changes such as helping insurers now understand about claims leakage. And remember, as I referenced earlier, we have the single preferred partner status with OEMs to protect our proposition on a per-marketplace-basis, compelling to Wejo, compelling story to have that unique partnership approach to the monetization and the analytics of connected vehicle data. Why do the OEMs trust us? Because we have market grow demand. My background, my management's background is understanding how we build marketplaces and that translates into we got over 1000 inbound inquiries every month from businesses, from municipalities, from government agencies - organizations who want to buy connected vehicle data. Again, not something else anyone else can claim. And we do all that to monetize data with consent of the OEM, with consent of the consumer, with consent of the buyer. And going beyond that, the OEMs want us to provide a broad array of understanding. So such as they want they want us to provide regulatory wrappers where we manage the whole regulatory process. And that's because we've been shown to be trusted with data.

Before I go any further, though, now, I'm going to show you a quick 15 second video about how OEMs are treating consenting vehicles. This is a very clear, transparent approach to data and vehicles. I set Wejo up to mean We-journey. We-journey is this idea that there is journey data in cars and there should be an open dialog with drivers about what their data is doing. So in this quick video you'll see about, actually in this particular make-model, how consent-treated a particular vehicle.

[00:20:48] Richard Barlow talking over the video

So you are asking how much I want to share my data. You'll see the screen here where you can choose between online services in the car and also data-collection. You can see how if you want anonymized data, which should be shared product development or pseudo anonymized data for product development.

[00:21:02] Richard Barlow

So I'm now going to hand you over to Sarah, whose our EVP partnerships, including OEMs, and she can talk you through the rich contracts we have in place with OEMs, the rich array of data we have access to on a preferred partner basis, and how that's translating into real value for both the OEMs, but also the drivers and the buyers of data.

[00:21:25] Sarah Larner

And so the source of data, those OEM partnerships really are key. We have active partnerships with a vast array of global OEMs and Tier 1 providers, and those agreements represent vehicle fleets right across North America, Europe and Asia-Oceania. And many of these relationships have been a long time in the making. So having spent the last six years working with these partners, there's this consistent themes that comes through. So all of these partners recognize the growing need for data management as a service. And in fact, I would say it's essential. It's not only the volume of data and vehicle, but the complexity and also the growing need from the marketplace and driver applications for that data to be used in a meaningful way. And this is not something OEMs can easily manage themselves. And typically, as with traditional supply chain management, OEMs reach a decision to build, to buy or to partner, and noting that really that the marketplace needs are greater than the information from any single OEM this leads very quickly for the decision to partner and to partner with Wejo. So while data sharing agreements of five to seven years in length, many with the protection of those preferred supplier clauses that Richard spoke to. And really with the opportunities that we present to OEMs for marketplace revenue generation, but also on insight for their own vehicle fleets to our SaaS services, we create this virtuous circle of value between our OEM partners and Wejo, and really it's a win-win situation. So Wejo can facilitate the safe, secure sharing of data and data products within the appropriate consent frameworks, which means that the OEM doesn't really need to go anywhere else. And so I'll talk you through how that translates into a simple commercial model.

So on a macro level, we generate revenue from two areas. On the left hand side is our data marketplace and on the right hand side our SaaS solutions. So on the left hand side, the marketplace, Wejo licenses metadata products and services for supporting use cases to the marketplace, such as live traffic information or road infrastructure modelling. And subject to the product license, customers will typically subscribe for somewhere between 12 to 36 months and that fee structure is simple. So each license is comprised of a platform fee and a data license fee. And the data license fee is shareable with our OEM partners on a revenue share basis. So Wejo do not pay for access to data from our OEM partners. The commercial model is supported on a revenue share basis. And actually this further reinforces the collaborative relationship that we have with our OEM partners, where we work together to create fantastic solutions, fantastic experiences and mutual value. Over on the right hand side are our SaaS solutions. And here we license our capability modules back to those OEM partners. So our SaaS modules help our partners understand analytics and insights on how the vehicle is performing, the vehicle health and driver preferences. And this enables the OEMs to enhance their own internal practices, create fantastic products and importantly create fantastic driver experiences. So for those modules, we charge deployment and hosting fees per region and license fees depending on how many users have access to that solution. And from the OEM data that we work with, we create many products and those products address many customers across many markets. And this is all from the single data set. So by having access to that data as it's coming from the vehicle, Wejo acts as, the custodians of that data, protecting that data, working within content frameworks to create fantastic experiences for the marketplace, for society and for the driver. So I'll bring that to life a little bit more here, doing a run through of a couple of products in action.

So if we just take the first example across the top, you can see that the data is coming in from our OEM partner. That's then going into our common data model. So multiple OEMs feeding into that solution and coming into the central Wejo adept technology. In this particular example, you can see that we're using a selection of data to provide lane index information. And this is something that's possible due to the accuracy of the data that we get. So with that six decimal precision, we are able to snap the vehicle to an exact lane or an exact car parking space. And this is really important. When we see that flow out through to our end users in traffic management, the ability to understand, which lane of the highway is closed or which lanes are congested, enables them to provide solutions back into the car, back into drivers, to reroute them safely around any incidents. And particularly important when we look at temporary lane closures due to roadworks. So really looking to focus in on safety, safety of people on the road and safety in the way the drivers are using those roads. In that flow, you can see that the data license fees from that solution will come back into Wejo and a share back to our OEMs. All right. So you can see that there with the green line going from right back to left. But you'll see underneath it's the exact same technology that actually features as part of our SaaS solutions that our OEM partners can license from us in order to refine solutions such as their autonomous vehicle development. So with autonomous vehicles, it's not sufficient just to know there's a road. It's really important to know the lane level information, the exact layout and structure and format of that road, and the data and the products that we will license back to the OEMs, enable them to do that with that solution.

So I'll just do a quick run through of a second example following exactly the same structure. But now we're looking at a parking locator solution. So you can see they're using some additional information from the vehicle, such as the ultrasonic sensors and some of the parking locator sensors. And you'll see the information coming in to Wejo. Again, that's pulled into a common data format and that is pushed out into the marketplace to support our customers with things like parking availability, parking utilization, but also for things like EV charging as well. So where's a great place to put some EV charging infrastructure? Where might the customer park and spend a couple of hours in that position? As you can see there, again, data license fees coming back into Wejo and sharable with the OEM. And again, parking locator, it's not only interesting for the marketplace, but hugely valuable when we look at licensing that as a capability back to our OEMs, such as informing driver facing solutions around parking availability. So I’ll show you a quick look at what that looks like in practice. You can see here a 3D build-up of a multistory car park, and in each of these dots actually represent a vehicle on a different level of a multistory car park. Now, I'm sure as we've all experienced, in built up areas or in multistory car parks, the GPS signal is poor and therefore it's not sufficient enough in its own right to be able to accurately inform where the vehicle is by story by car parking space. And actually, Wejo, through a combination of many sensors in the vehicle looking at the turning ratio of the steering wheel, looking at distance travelled and looking at elevation, we can actually, with a high degree of accuracy, pinpoint that vehicle and its exact space on the exact level of the car park, which is a fantastic solution for our OEM partners and their drivers.

OK, so I will talk to you a little bit about our customer mix and our pipeline. Now, Richard spoke to you earlier about the marketplaces that we can address with our data products and solutions. And really, we started initially in the traffic sector. The traffic sector itself is very mature, multi millions of dollars are spent annually on smart city mobility. And a lot of that now is being invested into digital and data solutions. Our customer mix here is very strong. And importantly, our solutions allow organizations for multiple industries, like for niche organizations looking at specific geo-fences right up to enterprise customers where their interest lies across multiple product areas and multiple geographies. So whether you're looking at a smaller geo-fence, maybe looking at an intersection analysis and have ten thousand dollars a month budget, or whether you're a customer that has a multimillion dollar a year budget looking at enterprise solutions, Wejo is able to support that breadth and depth of customers. So today we've got a strong active database of live customers and prospects in our markets today. We've got over 200 customer agreements, and those agreements span from mapping and navigation, government and infrastructure, smart city and mobility. We're also working with a number of target customers and customers in POC stages looking at developing some of those more advanced solutions that you'll see us launching in the coming months.

[00:31:33] Sarah Larner

We drive over a thousand new leads a month into the business and actually that translates into over 3500 customers at the top of the funnel today. We get great engagement on our socials, our monthly webinars are well attended and for customers that get to our mid funnel stages, our conversion rates are really high. So you'll see there we've got 14 million dollars of live contract value today, but there's a further 35 million of contract value that's in negotiation. So, as we look at our live customer metrics, I'm sure you'll agree that this really demonstrates not only the market demand, but the increasing customer value of the Wejo solution to our live customers. So of our customers that are buying from us today, over 65 percent of them rebuy. So they buy another product or they buy another state or they buy another geography. And it's not only our existing customers, but our new customers are growing at a phenomenal rate as well. So 30 percent year on year growth, but actually 27 percent growth this quarter on the quarter before. And actually our customers, once they subscribe to us, they stay. So we have a 98 percent retention rate, which is phenomenal. And even, you know, last year, during a difficult trading period, there was only one customer that did not renew their agreement with Wejo and actually not only are our customers renewing, they’re renewing at a higher value as well. So really proving that the solution that they get from Wejo is massively valuable to their business.

[00:33:12] Sarah Larner

And so hopefully what you'll have seen is that, you know, we've looked in that data supply, which is really important. Our OEM partnerships are key and we're now turning that data into meaningful products and meaningful solutions, really underlined with our data for good motto, benefiting society and benefiting our drivers with fantastic solutions. We’ve established our first sector – so in the traffic sector – and we've got healthy growth and really strong retention metrics across what is an impressive customer base today. And this gives us real confidence now, as we're taking these products, we're taking these solutions, we're growing our customer base and we're entering new marketplaces and successfully nailing those new marketplaces. And you can just see here, you know, that Wejo is a brand... you know for Wejo we really want to be synonymous with data privacy and trust. We really believe in data for good, we really believe in the power of connected vehicle data to revolutionize the way we live, we work and we travel. And it's really important that we talk openly about that, that we educate our customers, we educate our drivers, and we engage and work with brands that have the same vision and the same mission for Wejo as to how we can create something fantastic for everyone.

[00:34:39] Richard Barlow

Thank you, Sarah. I'm now going to talk through our technology and data platform, why OEMs trust us implicitly with their raw data. Whether to monetize, whether to build great solutions for consumers or whether to actually redistribute to the OEMs and operating subsidiaries. So, first of all, we have processed over 9.1 trillion data points in our platform in near real time. Near real time means less than 15 seconds typically. So not overnight, not a batch. In real time. We process over 14.6 billion data points a day. We processed 66 million journeys a day. We've collected over 354 billion miles of data. And that's helped us with our machine learning. You've heard earlier on whether it's a parking solution, whether it's the lane indexing, we're providing some mapping companies or logistics companies.

Some examples of how we're interested in data: So this slide here quickly summarizes how we are trusted, why we trust and what we've built. We've got 24 patents pending. We've got one granted. And you'll note here we have a full consent management process where we can manage, and we do, real time consent for both person information data and anonymized data. We have something called a common data model where we translate every data point, we have multi OEM blended streams out and we manage that in a real time approach. We've got a great array of SaaS solutions as well.

I'm now going to go into the next slide and talk through a bit more in data quality and how we manage that. So there's a reason why Wejo is trusted by so many data buyers and how we signed tens of millions of dollars’ worth of contracts and how we managed to get such growth and revenues, because our data is fundamentally different from alternative sources of data out there, because we've been a pure play supply of connected vehicle data. On the right is the same map of the same city in the same locations, but on the right is Wejo’s data and on the left is a typical competitor and how that data is fuzzy, because they buy aggregates of data, they buy third party data sets where the quality varies massively. We don't have that same issue. We don't need to have an issue because of the quality of the data. So we have super high resolution data. We have super low latent data. We have super real time data and we have a huge volume of over 9.1 trillion data points. That's why we trusted. There’s various white papers published by various academics on the quality of Wejo’s data compared to our peers and it's why we’re scaling so significantly. In terms of some of the SaaS solutions already built, Sarah has already shown you an example of the 3D visualizations where we're providing to an OEM. We also have great road-intelligence where we're providing this to various departments of transport in the US. We're providing vehicle insights in house to OEMS. We have over seven SaaS solutions already live and we're building more and more every day. I'm now going to hand you over to John, who's going to give you more color on the finances of Wejo and why we're going to scale and how we are scaling.

[00:37:54] John Maxwell

Thank you, Richard. Now I'm going to talk about how the business that Richard and Sarah described translates into the financials. Let me start with net revenue on our projections that we're showing on this page. Net revenue for us is gross sales which is our sales to third party customers, minus the money that's paid back to the OEMs for revenue share. As you look at this number over the five year horizon, revenue share will go steady state at 55 to 60 percent of gross sales. We think that's a very important part of our business model as it increases the synchronization and the economic alignment between ourselves and the OEMs. And our OEMs obviously will do well as we do well.

So now let me talk a little bit about the model itself and how we are comfortable with the projections that we're putting out. Moving you all to the bottom of the page - Gross sales. Those are our sales to third party customers. 80 percent of those sales are marketplace sales in the eight different markets that we're going to be in, 20 percent are software as a solution back to the OEMs. It all starts with data. If you look at the line connected vehicles on ADEPT, that's where our data is sourced from. Today we have 11 million vehicles live streaming on the platform. By the end of this year it will be at 14 million. We have a 100 percent visibility into where that number is coming from. As we look forward we will double next year to 30 million. We have 92 percent visibility to that number. That visibility comes from our existing OEM relationships today. That doesn't count the additional OEMs that will be adding over time. And as you look out over time in 2023, we have 82 percent visibility and even in 2025, we have 65 percent visibility into the connected vehicles that we have on our platform. So as we think about our sourcing of data and what we need in order to be able to be in the marketplaces that we're planning to be in, we already have visibility today to have the data that we need in order to be successful in those marketplaces. We also have a high level of confidence based on the relationships that we're developing in order to be able to add the additional vehicles and meet or beat these types of projections from a vehicle and data perspective.

The next line is important here is how much revenue we derive off of the vehicles. We reflect that in a line called gross sales per connected vehicle. That is simply a metric that shows you the number of vehicles on the platform divided into the gross sales. We started last year in the US, we were selling only in the US and we were generating only traffic management revenue and you can see there that we generated 40 cents per vehicle. Early days, early in the market.

[00:40:56] John Maxwell

I'm now going to take you to the next page and talk a little bit about how we sell into the markets, the types of products that we sell and ultimately how our economics are going to grow. So let me start in the middle, as I did on the previous page with the vehicle volumes. We've talked about that - we have high visibility into those numbers. Now, if you look at the next row below that; our sensors. Today we have access to 150 plus sensors in a typical vehicle. Over time, that number is going to grow significantly. The types of data that we'll have access to is going to grow significantly. And all of that data will be live streamed onto our platform. That significantly increases the richness of the data that we're monetizing and the ability for us to drive very robust products into the market. So looking at the bottom section product development, later in the deck, there is a more complete set of all of our markets, but this really highlights the four markets that are the largest in this projection horizon. So looking at traffic management, as I said, we already started in traffic management last year. Our initial sales were primarily source data. They were taking the data, cleansing it and then reselling it to users for traffic management purposes. Most customers, though, don't want to receive purely source data. They want to receive analytical. They want to get help with decisions, with predictive capabilities, with analysis of what's happening in their areas. And our products are being developed at this stage and being rolled out at this stage that will support customers that want a more robust set of products. And you can see reflected in the time horizon of how those products develop. And as we go up the value chain from source data up to predictive, we are able to charge more for products, we are able to access more customers over that period of time. All of that goes to driver economics per vehicle up in each of the categories in each of the markets. So as you look at traffic management at the top section, you can see in 2021, we're predicting 70 cents. We think we could get as high as a dollar this year. That number grows each year based on the value add that we're bringing to the products and to the customers. And in addition to that, we're expanding regionally. So we will be adding those same products around the world over that time horizon. So as you look at traffic management, we will go from 70 cents to nearly four dollars. And now if you step back and think about the big picture of the eight different markets that we're in, and if you say, well, we'll be in a dollar using essentially sourced data, you take that dollar into eight different marketplaces. Your basic economic value per vehicle at a source stable level is around eight dollars. And then you can see how we can get to 12 and higher over time as we add value to our product sets in all of these different eight markets.

[00:44:16] John Maxwell

OK, so now bringing everybody back to our overall projections and thinking about the unit economics and how does the unit economics translate into our financial projections. As you can see, our company becomes profitable in mid 2024, and we're driving high margins by 2025. In fact, over a period of time, we expect that our margins will be on the gross product, gross margin level, high 70s to 80 percent plus and at the EBITDA level, 50 percent plus. That really translates from two major items. One is the revenue that we're generating per vehicle is compounding. The cost of that revenue is very low. So as we go from one marketplace to eight marketplaces and as we go from 70 cents to 11.65 over that time horizon, all of that incremental revenue, or most of it, will fall right to the margin. In addition to that, our cost base is highly leverageable. So we've already built the basics in order to do what we need to do in the marketplace and provide the data. We will, of course, add cloud costs and other costs in order to take the data from the vehicle to the end user, we're going to continue to develop heavily in technology and development. We'll add sales and marketing as we need to around the world and all of the different fields of use. And we'll make sure that G&A is a highly leveraged function within our business. So overall, our margins will become very high, very rapidly. And as Sam talks us through in a few minutes, the comparables, it's important to focus on that. Those comparables from a margin perspective in addition to a revenue growth perspective.

This page does not include any M&A. We do think that M&A for our business is an opportunity, and we will explore M&A. But our business model and this capital raise is designed to be able to execute this business model, which is an organic growth model.

OK, our proposed capital raise gives us the funding that we need to fully execute the plan that I just described. We're going to spend money in three major categories. First, we're going to accelerate our OEMs rapidly. Our OEMs are ready to go, are looking to us to get on platform quickly. And this funding enables us to do that. In addition to that, we're going to invest significantly in new product rollout in both the marketplace, in terms of the eight fields of use that we've talked about, and in addition to that, for SaaS solutions for our OEMs, we're going to be rapidly rolling out new products that enable us to drive the revenue growth that we have. And in addition to that, we're going to expand regionally in things like two wheelers in India or other regions where we have unique opportunities to expand and drive revenue into a particular region. We have the funding that we need in order to generate the plan that we've set forth. Now we can have Sam walk us through the transaction summary and thank you.

[00:47:08] Samuel Hendel

Thanks, John. So now we'll go through a more in-depth transaction overview and tell you why we're so confident that this is a highly attractive entry point for our shareholders and pipe investors. First Virtuoso has 230 million dollars in trust and has raised the pipe of a hundred million, anchored by key strategic investors, including Palantir and General Motors. The pipe includes an additional option to add 25 million from a strategic investor within 30 days. The proceeds will enable Wejo to accelerate expansion of fields of use across traffic management, advertising, fleet management, insurance, remote diagnostics, car sharing and rental, roadside assistance, payments and SaaS solutions, and much more. The Wejo shareholders and employees share our enthusiasm and our role in a hundred percent of their equity into the deal. The implied enterprise value is 800 million. This represents a 2024 estimated net revenue multiple of only two and a half times and just one times 2025.

[00:48:34] Samuel Hendel

Virtuoso, Wejo and our strategic partners believe that this valuation represents a significant discount to the intrinsic value of Wejo, creating a tremendous opportunity for future value creation. So for comparable company analysis, given Wejo’s exponential growth we expected to achieve over the next few years, we've approached valuation looking at discounted future value. With respect to comps, we're focused primarily on data and information providers that employ similar business models to Wejo. We've also included data analytics and infrastructure and vertical software companies that enjoy similar high growth revenue and strong gross margin profiles. And just as an aside, the Wejo business model is very similar to Dataminr, which obviously isn't public yet. But our pre IPO round we closed last month, certainly informs my view of the premier multiple, the Wejo business will get in the public markets. Getting into the verticals here, data and information providers have a comparable business model in that they aggregate data from a mix of public and proprietary sources, leverage software to enrich and derive insights from the data, and then deliver the data generally via a software platform to their customers in various end markets. Now, these comps are in a more mature industry and have a similar financial profile, including gross EBITDA margins in line with Wejo’s 2025 projected financials. These businesses traded at mid teens forward revenue multiples, despite growing less than 20 percent per year compared to Wejo, which will still be growing almost a 100 percent in 2024. At scale, Wejo will compare very favorably to these companies.

[00:50:16] Samuel Hendel

Like Wejo, data and analytics and infrastructure companies have advanced technology platforms, they're used to ingest data and derive valuable insights. Unlike Wejo, these companies don't aggregate proprietary data, but rather leverage data sets from their customers themselves. We believe the trading multiples of these businesses are helpful reference points, as most of these companies have a growth and margin profile with similarities to Wejo. Finally, high growth verticals software companies offer vertical specific workflow software platforms to their customers. We believe the Wejo’s Auto OEM targeted cloud solutions are analogous to these vertical software companies. Finally, in the last slide, Wejo’s intrinsic value, we believe, is well above transaction value. As this chart highlights, we believe Wejo’s intrinsic value is multiples of the total enterprise value reflected in the pipe offering that values Wejo at 800 million. The methodology we use here is to value Wejo at the end of 2024, utilizing a forward revenue multiple based on the median of the data and analytics peers and applying that to Wejo’s projected 2025 net revenue of 764 million. That value we then discount back to today to arrive at an intrinsic value of 5 billion dollars relative to the eight hundred million enterprise value of this offer. So I hope that shows you why we're so excited about this deal and the opportunity to bring a company of Wejo’s caliber to the public markets. Now, I'll turn it over back to Jeff to close.

[00:51:54] Jeffrey Warshaw

I want to end the way we started. We're obviously very excited. This is happening, this is the future. Wejo is positioned right in the middle of this rapidly increasing and powerful wave of connected car data and the companies that are thirsting for this valuable data. I hope we have conveyed the enormity of this opportunity. Thank you.

[00:52:16] Video

Imagine a world where you can find free parking with ease in even the busiest of cities. A world where congestion and emissions are reduced. To make cities more livable. Imagine a world where speeding and dangerous hot spots are identified, and accidents prevented.

A world where road conditions can be communicated to drivers in real time, no matter where they are in the world.

A world where drivers can be quickly and efficiently guided to a safe place during times of extreme weather.

Imagine a world where your car orders and pays for your drive through for maximum convenience. Where traffic lights are optimized, so everyone's journey time is reduced. Imagine a world where the response to breakdowns or vehicle accidents is automatic, so rescue waiting times are minimized.

A world where issues in your car are known and the relevant people alerted before the fault occurs.

That's using data for good. And that's what a Wejo world looks like. Find out more about Wejo and the journey we're on at Wejo.com.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and will be contained on Form S-4 (the “Form S-4”), including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by the Company with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

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